August 15, 2019

Xue Ran Gao
Chief Executive Officer
AS Capital, Inc.
3609 Hammerkop Drive
North Las Vegas, NV 89084

       Re: AS Capital, Inc.
           Registration Statement on Form 10-12(g)
           Filed on November 1, 2018
           File No. 000-55999

Dear Ms. Gao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Jenny Chen-Drake, Esq.